Exhibit 99.11

Solaris Resources Inc.

Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

KPMG LLP	Telephone	(604) 691-3000
Chartered Professional Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Solaris Resources Inc.

Opinion

We have audited the consolidated financial statements of Solaris Resources Inc. (the Entity), which comprise:

●	the consolidated statements of financial position as at December 31, 2022 and December 31, 2021;

●	the consolidated statements of net loss and comprehensive loss for the years ended December 31, 2022 and December 31, 2021;

●	the consolidated statements of cash flows for the years ended December 31, 2022 and December 31, 2021;

●	the consolidated statements of changes in equity for the years ended December 31, 2022 and December 31, 2021;

●	the consolidated statements of cash flows for the years then ended

●	and notes to the consolidated financial statements, including a summary of significant accounting policies

(Hereinafter referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the consolidated financial position of the Entity as at December 31, 2022 and December 31, 2021, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the “Auditor’s Responsibilities for the Audit of the Financial Statements” section of our auditor’s report.

We are independent of the Entity in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada and we have fulfilled our other responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

© 2023 KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements for the year ended December 31, 2022. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

We have determined the matters described below to be the key audit matters to be communicated in our auditor’s report.

Evaluation of indicators of impairment for exploration and evaluation assets related to the La Verde property

Description of the matter

We draw attention to Notes 3(b), 4(d), and 6 of the financial statements. As at December 31, 2022, the Entity has exploration and evaluation assets of $19,741 related to the La Verde property. Capitalized acquisition costs are assessed for impairment at least annually or when facts and circumstances suggest that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount. Judgement is required in determining whether indicators of impairment exist, including factors such as the period for which the Entity has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation on the La Verde property are planned for, results of exploration and evaluation activities on the exploration and evaluation assets, and future commodity prices.

Why the matter is a key matter

We identified the evaluation of indicators of impairment for exploration and evaluation assets as a key audit matter. This matter represented an area of significant risk of material misstatement given the magnitude of exploration and evaluation assets related to the La Verde property. This matter was of most significance due to the judgement required in evaluating the results of our audit procedures to assess the Entity’s determination of whether the factors, individually or in the aggregate, resulted in an indicator of impairment.

How the matter was addressed in the audit

The primary procedures we performed to address this key audit matter included the following:

We evaluated the Entity’s analysis of factors within their impairment indicators memorandum by considering whether quantitative and qualitative information in the analysis was consistent with other evidence in other areas of the audit. This included:

●	Information included in the Entity’s press releases and Management’s Discussion and Analysis

●	Information included in the Entity’s technical reports and internal communications to management and the Board of Directors

We compared future commodity prices used by the Entity in the impairment indicators memorandum to external market data.

We assessed the status of the Entity’s rights to explore by inspecting license renewals, discussing with management if any rights were not expected to be renewed and inspecting government submissions made during the year.

We assessed if substantive expenditures on further exploration on the La Verde property in each area of interest are planned for or discontinued by inspecting budgeted expenditures and strategic plans.

Other Information

Management is responsible for the other information. Other information comprises the information included in Management’s Discussion and Analysis filed with the relevant Canadian Securities Commissions.

Our opinion on the financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained the information included in Management’s Discussion and Analysis filed with the relevant Canadian Securities Commissions as at the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in the auditor’s report.

We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Entity’s ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Entity or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Entity’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion.

Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit.

We also:

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Entity’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Entity’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Entity to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●	Communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

●	Provide those charged with governance for the financial statements with a statement that we have complied with relevant ethical requirements regarding independence and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

●	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group Entity to express an opinion on the financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

●	Determine, from the matters communicated with those charged with governance, those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our auditor’s report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

KPMG LLP (Signed)

Chartered Professional Accountants

The engagement partner on the audit resulting in this auditor’s report is James Barron, CA, CPA.

Vancouver, Canada

March 30, 2023

Solaris Resources Inc.

Consolidated Statements of Financial Position

As at December 31, 2022 and 2021

(In thousands of United States dollars)

	Note	2022	2021

Assets
Current assets
Cash and cash equivalents		$14,770	$33,897
Prepaids and other	5	490	957
		15,260	34,854
Restricted cash	9	313	74
Exploration and evaluation assets	6	20,180	20,180
Property, plant and equipment	7	2,782	2,542
Total assets		$38,535	$57,650

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities		$8,336	$10,750
Lease liability	8	145	136
Derivative liability	10	365	1,783
		8,846	12,669
Long-term liabilities
Lease liability	8	90	188
Reclamation provision	9	1,271	1,509
Other long-term liability		98	165
Total liabilities		10,305	14,531
Shareholders’ equity
Common shares	11	169,952	119,555
Reserves	11	14,924	21,554
Deficit		(164,558)	(105,901)
Equity attributable to shareholders of the Company		20,318	35,208
Non-controlling interests	15	7,912	7,911
Total shareholders’ equity		28,230	43,119
Total liabilities and equity		$38,535	$57,650

Commitments (Note 10, 12, 18, 21) Subsequent events (Note 6(d), 11(b), 11(d) and 11(e))

Approved on behalf of the Board:

“Ron Walsh”	“Poonam Puri”
Ron Walsh – Director	Poonam Puri – Director

The accompanying notes form an integral part of these consolidated financial statements.

Solaris Resources Inc.

Consolidated Statements of Net Loss and Comprehensive Loss

For the years ended December 31, 2022 and 2021

(In thousands of United States dollars, except share and per share amounts)

	Note	2022	2021

Exploration expenses	12	$51,492	$49,850
General and administrative expenses	13	8,816	9,500
Loss from operations		60,308	59,350
Change in fair value of derivatives	10	(1,377)	(1,530)
Finance income, net		(366)	(398)
Other expense (income)		151	(565)
Net loss		$58,716	$56,857
Other comprehensive loss (income)
Items that may be reclassified to profit or loss:
Foreign currency translation		676	(701)
Total comprehensive loss		$59,392	$56,156
Net loss attributable to:
Shareholders of the Company		$58,657	$56,796
Non-controlling interest	15	59	61
		$58,716	$56,857
Total comprehensive loss attributable to:
Shareholders of the Company		$59,333	$56,095
Non-controlling interest	15	59	61
		$59,392	$56,156
Net loss per share attributable to shareholders of the Company
Basic and diluted		$0.52	$0.53
Weighted average number of shares outstanding
Basic and diluted		113,603,200	107,588,157

The accompanying notes form an integral part of these consolidated financial statements.

Solaris Resources Inc.

Consolidated Statements of Cash Flows

For the years ended December 30, 2022 and 2021

(In thousands of United States dollars)

	Note	2022	2021

Cash provided by (used in):
Operations
Net loss for the year		$(58,716)	$(56,857)
Adjustments for:
Change in fair value of derivatives	10	(1,377)	(1,530)
Finance income, net		(366)	(398)
Foreign exchange and other		46	(2)
Share-based compensation	11	3,509	4,899
Amortization	7	783	408
Reclamation provision		(154)	566
Gain from sale of land		–	(600)
Loss from disposal of property, plant and equipment and termination of leases		131	–
Net changes in non-cash working capital items:
Prepaids and other		474	(788)
Accounts payable and accrued liabilities		(2,543)	7,475
Other long-term liability		(67)	165
Reclamation provision settlement		(109)	–
		(58,389)	(46,662)
Financing
Proceeds from exercise of Equinox Warrants, warrants and stock options		40,927	6,995
Payment of lease liability		(155)	(265)
Contribution from non-controlling interest		60	58
Finance income received, net		419	425
		41,251	7,213
Investing
Restricted cash contribution	9	(239)	(4)
Proceeds from sale of land		–	600
Capital expenditures		(1,116)	(1,682)
		(1,355)	(1,086)
Effect of exchange rate changes on cash and cash equivalents		(634)	839
Decrease in cash and cash equivalents		(19,127)	(39,696)
Cash and cash equivalents, beginning of year		33,897	73,593
Cash and cash equivalents, end of year		$14,770	$33,897

Supplemental cash flow information (Note 22)

The accompanying notes form an integral part of these consolidated financial statements.

Solaris Resources Inc.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2022 and 2021

(In thousands of United States dollars, except number of shares)

		Share Capital		Reserves
	Note	Number of Shares	Amount	Options, RSUs and warrants	Foreign currency translation	Total	Deficit	Non- controlling interest	Total equity

Balance, December 31, 2021		108,827,567	$119,555	$19,834	$1,720	$21,554	$(105,901)	$7,911	$43,119
Shares issued on redemption of RSUs and pRSUs	11	472,125	149	(149)	–	(149)	–	–	–
Shares issued on exercise of stock options	11	81,834	89	(35)	–	(35)	–	–	54
Shares issued on exercise of Solaris warrants and Equinox Warrants	11	13,279,315	50,159	(9,279)	–	(9,279)	–	–	40,880
Share-based compensation	11	–	–	3,509	–	3,509	–	–	3,509
Contribution from non-controlling interest		–	–	–	–	–	–	60	60
Net loss and comprehensive loss		–	–	–	(676)	(676)	(58,657)	(59)	(59,392)
Balance, December 31, 2022		122,660,841	$169,952	$13,880	$1,044	$14,924	$(164,558)	$7,912	$28,230

Balance, December 31, 2020		105,057,203	$110,239	$16,492	$1,019	$17,511	$(49,105)	$7,914	$86,559
Shares issued on redemption of RSUs, net of shares withheld for tax	11	4,191	4	(32)	–	(32)	–	–	(28)
Shares issued on exercise of stock options	11	774,908	806	(291)	–	(291)	–	–	515
Shares issued on exercise of Solaris warrants and Equinox Warrants	11	2,991,265	8,506	(1,234)	–	(1,234)	–	–	7,272
Share-based compensation	11	–	–	4,899	–	4,899	–	–	4,899
Contribution from non-controlling interest		–	–	–	–	–	–	58	58
Net loss and comprehensive loss		–	–	–	701	701	(56,796)	(61)	(56,156)
Balance, December 31, 2021		108,827,567	$119,555	$19,834	$1,720	$21,554	$(105,901)	$7,911	$43,119

The accompanying notes form an integral part of these consolidated financial statements.

Solaris Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(In thousands of United States dollars, unless otherwise noted)

1.	Nature of operations

Solaris Resources Inc. (the “Company” or “Solaris”) was incorporated under the Business Corporations Act of British Columbia on June 18, 2018 as a wholly owned subsidiary of Equinox Gold Corp. (“Equinox”). Equinox subsequently completed a spin-out of Solaris pursuant to a plan of arrangement (the “Arrangement”). Solaris’ common shares trade on the Toronto Stock Exchange under the symbol “SLS”.

The Company is engaged in the acquisition, exploration and development of mineral property interests. The Company’s assets consist primarily of the Warintza property (“Warintza”) in Ecuador, the 60% owned La Verde property (“La Verde”) in Mexico, the Ricardo property (“Ricardo”) in Chile and the Tamarugo property (“Tamarugo”) in Chile. The Company has not yet determined whether the properties contain mineral reserves where extraction is both technically feasible and commercially viable. The business of mining and exploration for minerals involves a high degree of risk and there can be no assurance that such activities will result in profitable mining operations.

The Company has incurred operating losses to date and has no current sources of revenue or significant cash inflows from operations. The Company has, to date, relied on cash received from share issuances in order to fund its exploration and other business objectives. As of December 31, 2022, the Company has cash and cash equivalents of $14,770. Subsequent to December 31, 2022, 23.5 million share purchase warrants were exercised for cash proceeds of $20,618 (C$28,200) (Note 11(e)). The cash balance as at December 31, 2022, together with the funds received from the exercise of the warrants subsequent to year end, would be sufficient to fund the Company’s committed exploration expenses and general and administrative costs for the next twelve months. In the longer term, the Company’s ability to continue as a going concern is dependent upon the successful execution of its business plan, raising additional capital and/or evaluating strategic alternatives for its mineral property interests. The Company expects to continue to raise the necessary funds primarily through the issuance of common shares in support of its business activities. There can be no guarantees that future equity financing or strategic alternatives will be available on acceptable terms to the Company or at all, in which case the Company may need to reduce its exploration plans or other business activities.

2.	Basis of preparation

a)	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or IFRIC (International Financial Reporting Interpretations Committee). However, these updates either are not applicable to the Company or are not material to the consolidated financial statements.

These consolidated financial statements were approved and authorized for issuance by the Board of Directors on March 30, 2023.

b)	Basis of presentation

These consolidated financial statements have been prepared on a historical cost basis except for certain financial assets and financial liabilities recognized at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information. These consolidated financial statements are presented in United States dollars (“US dollars”).

c)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are all entities (including structured entities) over which the Company has control. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control is transferred to the Company until the date that control ceases. All intercompany transactions and balances have been eliminated on consolidation.

Solaris Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(In thousands of United States dollars, unless otherwise noted)

These consolidated financial statements include the accounts of the Company and its subsidiaries as described below:

Company	Location	Ownership interest
Lowell Copper Holdings Inc.	Canada	100%
1330783 B.C. Ltd	Canada	100%
Lowell Copper Holdings (US) Inc.	Canada	100%
Solaris Exploration Inc.	Canada	100%
Lowell Copper (US) Inc.	United States	100%
Lowell Mineral Exploration Ecuador S.A.	Ecuador	100%
Solaris Resources Ecuador S.A.S.	Ecuador	100%
Minera Ricardo Resources Inc. S.A.	Chile	100%
Solaris Copper SpA	Chile	100%
Lowell Copper S.A.C.	Peru	100%
Minera Gabriella S.A. de C.V.	Mexico	100%
Ascenso Inversiones S.A.	Guatemala	100%
Catalyst Copper Corp.	Canada	100%
Minera Hill 29, S.A. de C.V.	Mexico	100%
Minera Torre de Oro, S.A.P.I. de C.V.	Mexico	60%

d)	Functional and presentation currency

The functional currency of the Company and each of its subsidiaries is determined by the currency of the primary economic environment in which the entity operates. The functional currency of the Company is Canadian dollar. The functional currency of the Company’s subsidiaries and the Company’s reporting currency is the US dollar.

For the purpose of preparing the consolidated financial statements, the assets and liabilities are first expressed in the entity’s respective functional currency and translated into the US dollar presentation currency using exchange rates prevailing at the reporting date, while the income and expense items are translated at the average exchange rates for the period. Translation differences are recognized in other comprehensive income (loss) and recorded in the “foreign currency translation reserve” included in equity.

3.	Significant accounting policies

a)	Cash and cash equivalents and restricted cash

Cash and cash equivalents consist of cash on hand with banks and highly liquid investments with a maturity date at purchase of less than 90 days.

Restricted cash consists of term deposits held in a foreign financial institution, restricted through an agreement with a third party. The funds are being used to collateralize guarantees issued to support environmental bonding requirements.

b)	Exploration and evaluation

Exploration and evaluation expenditures relate to costs incurred in the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource. Exploration and evaluation activities include permitting, community engagement, exploratory drilling and sampling, surveying transportation and infrastructure requirements, and gathering of exploration data through geophysical studies.

The Company capitalizes significant direct costs of acquiring resource property interests. Option payments are considered acquisition costs if the Company has the intention of exercising the underlying option.

Subsequent to the acquisition of a mineral interest, exploration and evaluation costs incurred, including those related to asset retirement obligations, are expensed as incurred up to the date the technical feasibility and commercial viability of extracting a mineral resource are demonstrable for a project and on receipt of project development approval from the Board of Directors. The approval from the Board of Directors will be dependent on the Company obtaining necessary permits and licenses to develop the mineral property. At this point, exploration and evaluation assets are assessed for impairment and then reclassified to property, plant and equipment. Capitalized acquisition costs are assessed for impairment at least annually or when facts and circumstances suggest that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount, with any impairment loss recognized as an expense.

Solaris Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(In thousands of United States dollars, unless otherwise noted)

Value-added taxes are included in exploration and evaluation costs when the recoverability of these amounts is uncertain.

Although the Company has taken steps to verify title to exploration and evaluation properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, non-compliance with regulatory requirements or title may be affected by undetected defects.

c)	Property, plant and equipment

Property, plant and equipment is carried at cost less accumulated amortization and accumulated impairment losses. The cost of an item of property, plant and equipment consists of purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, initial estimates of the costs of dismantling and removing an item and restoring the site on which it is located, and, where applicable, borrowing costs.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Property, plant and equipment, including major components, are depreciated using the straight-line method over their estimated useful lives, typically ranging from 3 to 10 years.

Right-of-use assets are depreciated using the straight-line method from the date the asset is available for use by the Company to the earlier of the end of the useful life of the right-to-use asset or the end of the lease term. The estimated useful life of the right-to-use assets are determined on the same basis as that of property, plant and equipment.

The Company conducts an annual assessment of the residual balances, useful lives and amortization methods being used for property, plant and equipment and any changes arising from the assessment are applied by the Company prospectively.

d)	Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for a consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:

●	The contract involves the use of an identified asset that is physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then no right of use asset is identified.

●	The Company has the right to obtain substantially all the economic benefits from use of the asset throughout the period of use; and

●	The Company has the right to direct the use of the asset. The Company has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used.

Payments related to short-term leases and leases of low-value assets are recognized as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component based on their relative stand-alone prices.

The Company recognizes a right-to-use asset and a corresponding lease liability on the date the leased asset is available for use by the Company.

Solaris Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(In thousands of United States dollars, unless otherwise noted)

The right of use asset and corresponding lease liability are initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The cost of the right of use asset also includes any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or restore the underlying asset or the site on which it is located, less any lease incentives received.

Lease payments included in the measurement of the lease liability comprise the following:

●	fixed payments, including in-substance fixed payments;

●	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

●	amounts expected to be payable under a residual value guarantee; and

●	the exercise prices under a purchase price option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is subsequently measured at amortized cost using the effective interest rate method. It is re-measured when there is a change in future lease payments arising from a change in an index or rate, a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is re-measured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

e)	Reclamation provision

A reclamation provision is recognized at the time the legal or constructive obligation first arises which is generally the time when the environmental disturbance occurs. Provisions are determined by discounting the expected future cash flows at a rate that reflects current market assessments of the time value of money and the risks specific to the liability. Upon initial recognition, reclamation costs related to exploration and evaluation activities are included as exploration expenses in net loss. Following the initial recognition of the provision, the carrying amount of the provision is increased for unwinding of the discount and for changes to the discount rate and the amount or timing of cash flows needed to settle the obligation. The unwinding of the discount is recognized as finance expense in net loss while the effect of the changes to the discount rate and the amount or timing of cash flows are recognized in exploration expenses.

f)	Financial instruments

Financial instruments are recognized initially at fair value. Subsequent to initial recognition, financial instruments are classified and measured as described below.

Transaction costs associated with financial instruments carried at fair value through profit or loss are expensed as incurred, while transaction costs associated with all other financial instruments are included in the initial carrying amount of the asset or the liability.

(i)	Financial asset at amortized cost

Financial assets are recorded at amortized cost if both of the following criteria are met: 1) the objective of the Company’s business model for these financial assets is to collect their contractual cash flows; and 2) the asset’s contractual cash flows represent solely payments of principal and interest.

The Company’s cash and cash equivalents, amounts receivable and restricted cash are recorded at amortized cost as they meet the required criteria.

(ii)	Financial assets recorded at fair value through profit or loss

Financial assets are classified at fair value through profit or loss if they are acquired for the purpose of selling in the near term. Gains or losses on these items are recognized in net income or loss. Other than derivatives, the Company does not have financial assets recorded at fair value through profit or loss.

Solaris Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(In thousands of United States dollars, unless otherwise noted)

(iii)	Financial liabilities

Accounts payable and accrued liabilities and due to related parties are accounted for at amortized cost using the effective interest rate method.

(iv)	Derivatives

Derivatives are initially recognized at their fair value on the date the derivative contract is entered into and transaction costs are expensed. The Company’s derivatives are subsequently re-measured at their fair value at each statement of financial position date with changes in fair value recognized in net income or loss. Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to their host contracts. The obligation to issue shares on exercise of Equinox Warrants meets the definition of a derivative.

g)	Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of common shares are recognized as a deduction from equity, net of any tax effects. Proceeds related to the issuance of units are allocated between the common shares and warrants on a relative fair value basis where warrants are classified as equity instruments. For warrants classified as derivative liabilities, the fair value of the warrants is determined with the residual amount allocated to common shares.

h)	Impairment

Non-financial assets

The carrying amounts of the Company’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

The recoverable amount of an asset is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs to sell is the amount obtainable from the sale of an asset or cash generating unit in an arm’s length transaction between knowledgeable, willing parties, less costs of disposal. When a binding sale agreement is not available, fair value less costs to sell is estimated using a discounted cash flow approach with inputs and assumptions consistent with those at market. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of cash inflows of other assets or groups of assets (the “cash generating unit” or “CGU”). This generally results in the Company evaluating its non-financial assets on a property-by-property basis.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its estimated recoverable amount. Impairment losses are recognized in net income or loss. Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount. An impairment charge is reversed through net income or loss only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of any applicable amortization, if no impairment loss had been recognized.

Financial assets

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the loss allowance for the financial asset is measured at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If, at the reporting date, the credit risk on the financial asset has not increased significantly since initial recognition, the loss allowance is measured for the financial asset at an amount equal to twelve month expected credit losses. For trade receivables the Company applies the simplified approach to providing for expected credit losses, which allows the use of a lifetime expected loss provision. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.

Solaris Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(In thousands of United States dollars, unless otherwise noted)

i)	Share-based payments

Stock options

The Company grants stock options to acquire common shares to directors, officers, employees and consultants. The Board of Directors determines the specific grant terms within the limits set by the Company’s stock option plan.

The fair value of the estimated number of stock options that will eventually vest, determined as of the date of the grant, is recognized as share-based compensation expense over the vesting period of the stock options, with a corresponding increase in shareholders’ equity (in other reserves). The total amount recognized as an expense is adjusted to reflect the number of options expected to vest at each reporting date.

Restricted share units

The Company grants to employees, officers, directors and consultants, restricted share units (“RSUs”) in such numbers and for such terms as may be determined by the Board of Directors. RSUs granted under the RSU plan are exercisable into common shares for no additional consideration after the vesting conditions, as specified by the Board of Directors, are met. The Company intends to settle each RSU with one common share of the Company and therefore RSUs are accounted for as equity-settled instruments.

RSUs are measured at fair value on the date of grant and the corresponding share-based compensation is recognized over the vesting period in exploration or general and administration expenses, as applicable.

In addition to service conditions, RSUs may have non-market-based performance vesting conditions (“pRSUs”). Share-based compensation for these pRSUs is measured on the grant date but is recognized only when it is more likely than not that the performance vesting conditions will be met.

j)	Income tax

Income tax on income or loss comprises current and deferred tax. Income tax is recognized in net income or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable or receivable related to previous years.

Deferred tax is recognized for differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred taxes are not recorded for temporary differences related to the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, temporary differences arising on the initial recognition of goodwill and temporary differences relating to the investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. Deferred taxes are measured at the tax rates that are expected to be applied to temporary differences when they reverse based on laws that have been enacted or substantively enacted at period end.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Tax assets and liabilities are offset when there is a legally enforceable right to offset tax assets against tax liabilities and when they are related to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Solaris Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(In thousands of United States dollars, unless otherwise noted)

k)	Earnings per share

Basic earnings (loss) per share (“EPS”) is calculated by dividing the income or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the income or loss attributable to common shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential common shares, which comprise the Company’s obligation to issue shares on exercise of Equinox Warrants, the Company’s own warrants, stock options, RSUs and pRSUs. The dilutive effect of these instruments assumes that the proceeds to be received on exercise are applied to repurchase common shares. Dilutive instruments are only included in the dilutive calculations to the extent exercise prices are below the average market price of the common shares. None of the shares issuable on the exercise of options, RSUs, pRSUs, warrants issued by the Company and Equinox Warrants were included in the computation of diluted EPS for periods presented because they are anti-dilutive.

4.	Use of judgements and estimates

In preparing these consolidated financial statements, management has made judgements, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. Estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Judgements and estimates that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

a)	Determination of functional currencies

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of Solaris is the Canadian dollar, and the functional currency of each subsidiary entity is the US dollar. Assessment of functional currency involves certain judgements to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

b)	Valuation of derivative and other financial instruments

The valuation of the Company’s derivative financial instruments requires the use of option pricing models or other valuation techniques. Measurement of the Company’s obligation to issue shares upon exercise of Equinox Warrants classified as a derivative is based on a Monte Carlo simulation model which uses assumptions with respect to share price, expected life, share price volatility, correlation assumptions and discount rates. The fair value of warrants issued by the Company used to allocate proceeds of share unit offerings between common shares and warrants is determined using the Black-Scholes option pricing model. The use of the Black-Scholes option pricing model requires management to make various estimates and assumptions that impact the value assigned to the warrants including the expected volatility of the stock price, the risk-free interest rate, dividend yield and the expected life of the warrant. Changes in these assumptions and estimates result in changes in the fair value of these instruments and a corresponding change in the amount recognized in profit or loss or allocated amounts to common shares and warrants which are included in reserves. Significant assumptions related to derivatives are disclosed in Note 10 related to warrants and in Note 11 related to warrants issued in connection with share units.

c)	Reclamation provision

The ultimate costs for reclamation and rehabilitation are uncertain, and cost estimates can vary in response to many factors, including estimates of the nature, extent and timing of rehabilitation activities, technological changes, regulatory changes, changes in inflation rates, the risk-free interest rate used for discounting future cash flows, foreign exchange rates, and estimates of the underlying currencies in which the provisions will ultimately be settled. The Company estimates its costs based on studies using current restoration standards and techniques, and the provision at the reporting date represents management’s best estimate of the present value of the future rehabilitation costs required.

Solaris Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(In thousands of United States dollars, unless otherwise noted)

d)	Valuation of exploration and evaluation assets

The application of the Company’s accounting policy for exploration and evaluation assets requires estimates in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Capitalized acquisition costs are assessed for impairment at least annually or when facts and circumstances suggest that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount. Judgement is required in determining whether indicators of impairment exist, including factors such as the period for which the Company has the right to explore, expected renewals of exploration rights, whether expenditures on further exploration and evaluation of resource properties are planned, results of exploration and evaluation activities on the exploration and evaluation assets and future commodity prices.

e)	Share-based compensation

The Company utilizes the Black-Scholes option pricing model to estimate the fair value of stock options granted to directors, officers, employees and consultants of the Company. The use of the Black-Scholes option pricing model requires management to make various estimates and assumptions that impact the value assigned to the stock options including the expected volatility of the stock price, the risk-free interest rate, dividend yield, the expected life of the stock options and the number of options expected to vest. The expected term of the options granted is determined based on historical data of the average hold period before exercise, cancellation or expiry. Expected volatility is estimated with reference to the historical volatility of the share price of a peer group of companies as applicable given the short period for which the Company’s shares have been publicly listed. Any changes in these assumptions could change the amount of share-based compensation recognized. Significant assumptions related to share-based payments are disclosed in Note 11.

f)	Going concern evaluation

As discussed in Note 1, these Financial Statements have been prepared under the assumptions applicable to a going concern. If the going concern assumption were not appropriate for these Financial Statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses, and the statement of financial position classifications used and such adjustments could be material. The Company reviews the going concern assessment at the end of each reporting period. The Company’s assessment of its ability to continue as a going concern requires significant judgements about whether there are material uncertainties that may cast significant doubt about the Company’s ability to continue as a going concern. The Company must determine whether sufficient financing will be obtained in the near term.

5.	Prepaids and other

As at December 31,	Note	2022	2021
Prepaid expenses and deposits		$137	$724
Supplies inventory		102	86
Taxes recoverable		191	75
Amounts receivable and other		15	5
Due from a related party	20	45	67
		$490	$957

6.	Exploration and evaluation assets

As at December 31,	Note	2022	2021
La Verde (Mexico)	a)	$19,741	$19,741
Warintza (Ecuador)	b)	188	188
Ricardo (Chile)	c)	251	251
		$20,180	$20,180

Solaris Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(In thousands of United States dollars, unless otherwise noted)

a)	La Verde

La Verde is situated in the Sierra Madre del Sur west of Mexico City in Michoacán State, Mexico and consists of the Unificación Santa Maria claim. The project is held 60% by the Company and 40% by a subsidiary of Teck Resources Ltd. The joint venture agreement governing the operation and funding of La Verde was formalized effective February 28, 2015 (the “Agreement”). The Agreement provides that Solaris be the operator of the project. The Agreement further provides for dilution of either party’s ownership should funding not be provided in accordance with their respective participating interests. La Verde is subject to a 0.5% net smelter royalty held by Minera CIMA, S.A. de C.V.

b)	Warintza

The Company owns a 100% interest in Warintza. Warintza is located in southeastern Ecuador in the province of Morona Santiago, Canton Limon Indanza. It consists of nine mining concessions (the “Concessions”) covering a total of 26,777 hectares. The Concessions expire between August 2032 and March 2042 and can be renewed for an additional period of 25 years. South32 Royalty Investments Pty Ltd holds a 2% net smelter royalty on the original four concessions covering a total of 10,000 hectares.

c)	Ricardo

The Company owns a 100% interest in Ricardo, an early-stage exploration porphyry copper prospect located near Calama, Chile in the Calama Mining District. The Ricardo claim block covers approximately 16,000 hectares.

In October 2018, and amended in October 2019 and February 2022, the Company entered into a definitive earn-in option agreement (the “Ricardo Option Agreement”) with Minera Freeport-McMoRan South America Limitada (“Freeport”) with respect to Ricardo. On July 27, 2022, the Company received a letter of notification from Freeport that it wished to cease the earn-in of the Ricardo property. The termination date of the Ricardo Option Agreement was effective on August 26, 2022.

d)	Tamarugo

Tamarugo is a grass-roots copper porphyry target located in northern Chile. The Company entered into a definitive earn-in option agreement with Freeport with respect to 5,100 hectares owned by Freeport and approximately 5,000 hectares 100% owned by the Company in June 2019, amended in November 2020 (the “Tamarugo Option Agreement”).

On January 12, 2023, the Company provided a letter of notification from Freeport that it wished to cease the earn-in of the Tamarugo property with respect to the 5,100 hectares owned by Freeport. The termination date of the Tamarugo Option Agreement was effective on February 11, 2023.

Tamarugo also includes a 100% owned claim block which covers approximately 7,300 hectares, which is not part of the option agreement with Freeport as discussed above.

A finder’s fee in the amount of 500,000 common shares of the Company are issuable upon discovery of potentially economic mineralization at Tamarugo. No amount has been recognized for these common shares as there was insufficient evidence that this non-market performance condition will be met at year end. With the termination of the Tamarugo Option Agreement, this obligation was also terminated on February 11, 2023.

e)	Other projects

Solaris has earn-in agreements on certain other projects including the Capricho and Paco Orco projects in Peru. The Capricho project is a 4,200-hectare copper-molybdenum-gold property. The Paco Orco project is a 4,400-hectare lead, zinc and silver property.

In December 2021, the Company announced its intention of transferring its non-core assets held in Ecuador, Peru, Chile and Mexico into a newly incorporated wholly owned subsidiary of Solaris named Solaris Exploration Inc. (“Solaris Exploration”) pursuant to an internal re-organization (the “Re-Organization”). Following the Re-Organization, it is expected that 100% of the common shares of Solaris Exploration will be spun out to shareholders relative to their shareholdings in Solaris (the “Spin-Out”), subject to the approval of the Company’s shareholders as well as the respective regulatory approvals.

Solaris Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(In thousands of United States dollars, unless otherwise noted)

7.	Property, plant and equipment

	Site infra- structure and equipment	Construction in progress	Warehouse & office equipment & furniture	Right- of-use assets	Total
Cost
As at December 31, 2020	$669	$50	$109	$180	$1,008
Additions	706	629	347	433	2,115
Transfers	407	(407)	–	–	–
As at December 31, 2021	$1,782	$272	$456	$613	$3,123
Additions	563	369	184	92	1,208
Transfers	610	(610)	–	–	–
Disposals	(167)	–	(35)	(179)	(381)
As at December 31, 2022	$2,788	$31	$605	$526	$3,950

Accumulated amortization
As at December 31, 2020	$110	$–	$15	$48	$173
Amortization	200	–	98	110	408
As at December 31, 2021	$310	$–	$113	$158	$581
Amortization	438	–	165	180	783
Disposals	(40)	–	(23)	(133)	(196)
As at December 31, 2022	$708	$–	$255	$205	$1,168

Net book value
As at December 31, 2021	$1,472	$272	$343	$455	$2,542
As at December 31, 2022	$2,080	$31	$350	$321	$2,782

8.	Lease liability

As at December 31,	2022	2021
Balance, start of year	$324	$135
Additions	92	433
Interest on lease liability recognized in net loss	28	21
Termination of leases	(54)	–
Lease payments for the year	(155)	(265)
Balance, end of year	$235	$324

Less current portion	145	136
Long-term lease liability	$90	$188

During the year ended December 31, 2022, the Company recognized $337 (2021 – $287) in rent payments in office and other expense for two premises that do not meet the definition of a lease (Note 20). The Company is jointly liable for rent payments and uses the assets jointly.

9.	Reclamation provision

As at December 31,	2022	2021
Balance, start of year	$1,509	$936
Additions	495	600
Accretion	25	7
Settlement	(109)	–
Change in estimate	(649)	(34)
Balance, end of year	$1,271	$1,509

Solaris Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(In thousands of United States dollars, unless otherwise noted)

The reclamation provision represents the estimated costs for restoration and rehabilitation for environmental disturbances at Warintza, estimated to be incurred in the year 2027. The total undiscounted estimated cash flows required to settle these obligations as at December 31, 2022 are $1,548 (December 31, 2021 – $1,639), which have been inflated at an average rate of 2.22% per annum (December 31, 2021 – 1.00%) and discounted at an average rate of 3.99% (December, 31, 2021 – 1.44%) per annum being an estimate of the risk-free, pre-tax cost of borrowing over the respective periods.

Restricted cash of $313 (December 31, 2021 – $74) represents funds being used to collateralize a guarantee issued to support environmental bonding requirements with respect to the environmental disturbances at Warintza.

10.	Derivative

Pursuant to the Arrangement under which Equinox distributed 60% of the shares of the Company to its shareholders in August of 2018, the Company became obligated to issue Solaris common shares on any exercise of then existing Equinox Warrants. The obligation to issue shares on exercise of Equinox Warrants meets the definition of a derivative.

As at December 31, 2022, the Company is obligated to issue 150,589 common shares (December 31, 2021 – 153,529) on exercise of Equinox Warrants which have a weighted average exercise price per one whole Equinox common share and one-quarter Solaris common share issuable of C$5.30 (December 31, 2021 – C$5.30) and a weighted average contractual life of 0.35 years (December 31, 2021 – 1.34 years). Equinox is required to pay to the Company one-tenth of the proceeds it receives on the exercise of these warrants.

At December 31, 2022 and December 31, 2021, the fair value of the Company’s obligation to issue shares on exercise of Equinox Warrants classified as a derivative was determined using a Monte Carlo Simulation model.

The following assumptions were used in estimating the fair value of the derivative for December 31, 2022 and December 31, 2021:

Weighted average	2022		2021
Risk-free rate		4.25%		0.76%
Correlation of changes in Solaris and Equinox share prices		69%		21%
Expected term (years)		0.35		1.34
Expected volatility – Equinox and Solaris[1]		67% and 61%		40% and 58%
Expected dividend		–		–
Solaris share price per whole share	C$	6.44	C$	16.94
Equinox share price per whole share	C$	4.43	C$	8.56

[1]	The expected volatility of Solaris is based on the historical volatility of the Solaris shares.

During the year ended December 31, 2022, the Company issued 2,940 common shares (December 31, 2021 – 174,890) on exercise of 58,824 Equinox Warrants (December 31, 2021 – 3,497,793). A continuity of the derivative liability is as follows:

As at December 31,	2022	2021
Balance, start of year	$1,783	$3,996
Exercise of warrants	(7)	(792)
Change in fair value	(1,377)	(1,530)
Foreign exchange on translation	(34)	109
Balance, end of year	$365	$1,783

Solaris Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(In thousands of United States dollars, unless otherwise noted)

11.	Share capital

a)	Common shares

Authorized: Unlimited common shares, with no par value

Issued and fully paid: 122,660,841 (December 31, 2021 – 108,827,567)

b)	Share purchase options

For the year ended December 31, 2022, the Company recognized a share-based compensation expense included in general and administrative expenditures of $3,509 (December 31, 2021 – $4,899). The following table shows the change in the shares issuable for Arrangement options and Solaris options during the years ended December 31, 2022 and 2021:

As at December 31,	2022	2021
Balance, start of year	7,982,504	8,086,002
Granted	300,000	850,000
Exercised	(81,834)	(774,908)
Forfeited	(69,444)	(178,590)
Balance, end of year	8,131,226	7,982,504

The weighted average exercise price per share issuable of options granted, exercised and forfeited during the year ended December 31, 2022 was C$7.36, C$0.85 and C$1.06, respectively. (December 31, 2021 - C$10.92, C$0.83 and C$0.98, respectively). The weighted average share price at the date of exercise of stock options during the year ended December 31, 2022 was $7.53 (December 31, 2021 – $10.58).

The assumptions used in the Black-Scholes option pricing model for the options granted in the years ended December 31, 2022 and 2021 were as follows:

Weighted average	2022		2021
Exercise price per share issuable	C$	7.36	C$	10.92
Expected term (years)		5		5
Volatility[1]		63%		67%
Expected dividend yield		–		–
Risk-free interest rate		2.91%		1.01%
Weighted average fair value per share		4.06		6.07

[1]	The expected volatility of Solaris is based on the historical volatility of the shares of a comparative peer group of companies.

Arrangement options

Pursuant to the Arrangement under which Equinox distributed the shares of the Company to its shareholders, option holders of Equinox received options of Solaris which were proportionate to, and reflective of the terms of, their existing options of Equinox (“Arrangement options”). As at December 31, 2022, a total of 838,914 (December 31, 2021 – 1,476,689) Arrangement options are outstanding with each option entitling the holder to one-tenth of a Solaris share. As at December 31, 2022, a total of 83,894 shares (December 31, 2021 – 147,672) are issuable by Solaris upon exercise of the Arrangement options.

Outstanding and Exercisable
Exercise price per Arrangement option (C$)[2]	Number of Arrangement options outstanding	Number of shares issuable	Weighted average exercise price per option (C$)	Weighted average remaining contractual life (years)
$0.10	7,500	750	$0.10	0.59
$0.12	831,414	83,144	0.12	0.60
	838,914	83,894	$0.12	0.60

[2]	Exercise price per Arrangement option for 1/10th of a Solaris share.

Solaris Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(In thousands of United States dollars, unless otherwise noted)

The weighted average exercise price of the Arrangement options exercisable at December 31, 2022, attributable to the issuance of a whole Solaris share was C$1.20 (December 31, 2021 – C$1.18).

Subsequent to December 31, 2022, the Company issued 7,500 common shares for the exercise of 75,000 Arrangement options for proceeds of $7 (C$9) and 431,220 Arrangement options with an exercise price of C$0.12 per share were forfeited.

Solaris options

The following is a summary of the Company’s outstanding and exercisable options as at December 31, 2022:

	Outstanding			Exercisable
Grant date	Exercise price (C$)	Number of options	Weighted average remaining contractual life (years)	Number of options	Weighted average remaining contractual life (years)
August 9, 2019	$0.50	650,000	1.61	650,000	1.61
November 18, 2019	0.80	700,000	1.88	700,000	1.88
November 21, 2019	0.80	204,166	1.89	204,166	1.89
January 2, 2020	0.80	350,000	2.01	350,000	2.01
March 20, 2020	0.80	100,000	2.22	100,000	2.22
May 27, 2020	0.80	2,593,166	2.41	1,726,000	2.41
November 2, 2020	4.90	2,300,000	2.84	1,533,332	2.84
March 16, 2021	7.24	300,000	3.21	150,000	3.21
September 15, 2021	13.11	400,000	3.71	100,000	3.71
November 10, 2021	12.45	150,000	3.86	37,500	3.86
August 9, 2022	7.36	300,000	4.61	-	-
	3.26	8,047,332	2.59	5,550,998	2.37

Subsequent to December 31, 2022, the Company granted 2,950,000 options for an exercise price of C$5.94 per share and 329,000 options were exercised at a weighted average price of C$0.57 per share.

c)	Restricted share units

Pursuant to the Arrangement, holders of Equinox RSUs or pRSUs received RSUs or pRSUs of Solaris (“Arrangement RSUs”), which were proportionate to, and reflective of the terms of, their existing RSUs or pRSUs of Equinox. The holder of the Arrangement RSUs acquires one-tenth of a Solaris share upon vesting. The following table shows the change in the RSUs and pRSUs outstanding and shares issuable during the years ended December 31, 2022 and 2021:

	RSUs and pRSUs outstanding		Shares issuable
	2022	2021	2022	2021
Balance, start of year	2,282,086	2,383,414	498,210	508,343
Vesting or redemption of RSUs and pRSUs	(2,021,250)	(101,328)	(472,125)	(10,133)
Balance, end of year	260,836	2,282,086	26,085	498,210

During the year ended December 31, 2022, 2,021,250 RSUs and pRSUs were redeemed resulting in the issuance of 472,125 common shares of the Company to the RSU and pRSU holders. The weighted average share price, at the date of redemption of these RSUs and pRSUs was C$7.48. During the year ended December 31, 2021, 101,328 RSUs for 10,133 shares issuable were redeemed under a provision of the Company’s RSU plan which allowed for the issuance of common shares net of withholding tax obligations, resulting in the issuance of 4,191 common shares of the Company to the RSU holder. The weighted average share price, at the date of redemption of these RSUs was C$6.01.

Solaris Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(In thousands of United States dollars, unless otherwise noted)

d)	Shares issuable for Equinox Warrants

Pursuant to the Arrangement, upon exercise of each pre-existing Equinox Warrant, warrant holders will receive one-fifth of a common share of Equinox and one-twentieth of a Solaris share. Equinox will pay to Solaris an amount equal to one-tenth of the proceeds received by Equinox on exercise of the warrants. During the year ended December 31, 2022, 2,940 Solaris common shares were issued for the exercise of Equinox Warrants. (December 31, 2021 – 174,890). A continuity of the Company’s shares issuable for Equinox Warrants is as follows:

	Shares issuable on exercise of warrants	Weighted average price per Solaris share issuable (C$)	Equinox weighted average exercise price[3] (C$)
Outstanding, December 31, 2020	4,425,287	$5.70	$14.24
Exercised	(174,890)	2.52	6.30
Expired	(4,096,868)	5.97	14.92
Outstanding, December 31, 2021	153,529	$2.12	$5.30
Exercised	(2,940)	2.02	5.05
Outstanding, December 31, 2022	150,589	$2.12	$5.30

Outstanding shares issuable for Equinox Warrants as at December 31, 2022 are as follows:

Expiry date	Shares issuable on exercise of warrants	Exercise price per Solaris share issuable (C$)	Equinox exercise price[3] (C$)
May 7, 2023	150,589	2.12	5.30

[3]	Equinox Warrants exercise price per one whole Equinox common share and one-quarter Solaris common share issuable

Subsequent to December 31, 2022, the Company issued 24,333 common shares for the exercise of Equinox Warrants for proceeds of $37 (C$52).

e)	Share purchase warrants

The following is a summary of the Company’s warrants as at December 31, 2022:

Date of Issue	Exercise Price (C$)	Expiry Date	December 31, 2021	Exercised	Expired	December 31, 2022
July 8, 2019	$0.70	July 8, 2022	500,000	(500,000)	–	–
November 8, 2019	$1.20	November 8, 2022	2,668,875	(2,668,875)	–	–
November 15, 2019	$1.20	November 15, 2022	1,718,750	(1,718,750)	–	–
December 24, 2019	$1.20	December 24, 2022	1,493,750	(1,493,750)	–	–
May 28, 2020	$1.20	May 28, 2023	25,000,000	-	–	25,000,000
December 30, 2020	$6.75	December 30, 2022	6,982,500	(6,895,000)	(87,500)	–
			38,363,875	(13,276,375)	(87,500)	25,000,000

The weighted average exercise price of the warrants outstanding as at December 31, 2022 is C$1.20 (December 31, 2021 – C$2.20).

Subsequent to December 31, 2022, 23,500,000 share purchase warrants with expiry dates of May 28, 2023 were exercised for proceeds of $20,618 (C$28,200) which resulted in the issuance of 23,500,000 common shares of the Company.

Solaris Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(In thousands of United States dollars, unless otherwise noted)

12.	Exploration expenditures

The Company’s exploration expenditures by activity for the years ended December 31, 2022 and 2021 is as follows:

For the year ended December 31,	2022	2021
Salaries, geological consultants and support, and travel	$16,562	$13,006
Site preparation, supplies, field and general	10,538	7,726
Drilling and drilling related costs	14,313	19,070
Assay and analysis	2,872	3,234
Community relations, environmental and permitting	5,455	4,996
Concession fees	448	434
Studies	675	409
Reclamation provision	(154)	567
Amortization	783	408
	$51,492	49,850

Pursuant to agreements with local communities, the Company is required to make certain monthly community support payments.

The Company’s exploration expenditures by jurisdiction are as follows:

For the year ended December 31,	2022	2021
Ecuador	$49,784	$47,214
Chile	325	1,265
Mexico	137	141
Peru and other	1,246	1,230
	$51,492	$49,850

13.	General and administrative expenditures

For the year ended December 31,	2022	2021
Share-based compensation	$3,509	$4,899
Salaries and benefits	2,353	2,017
Office and other	756	694
Filing and regulatory fees	219	273
Professional fees	1,332	993
Marketing and travel	647	624
	$8,816	$9,500

14.	Segmented information

The Company has determined that it has one operating segment, being the exploration of mineral properties.

Information about the Company’s non-current assets by jurisdiction is detailed below:

As at December 31,	2022	2021
Mexico	$19,756	$19,758
Ecuador	3,201	2,740
Chile	271	261
Peru and other	47	37
	$23,275	$22,796

Information about the Company’s exploration expenditures by jurisdiction is detailed in Note 12.

Solaris Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(In thousands of United States dollars, unless otherwise noted)

15.	Non-controlling interest

The Company, through its 60% ownership of Minera Torre de Oro, S.A.P.I. de C.V., controls the La Verde project, with a non-controlling interest accounting for the 40% owned by a subsidiary of Teck Resources Ltd.

Summarized financial information for the La Verde project is as follows:

As at December 31,	2022	2021
Current assets	$56	$15
Non-current assets	19,741	19,741
Current liabilities	45	8

For the year ended December 31,	2022	2021
Net loss	$148	$153
Attributable to shareholders of the Company	89	92
Attributable to non-controlling interest	59	61

16.	income tax

Income tax recovery differs from the amount that would result from applying the Canadian federal and provincial income tax rates to loss before income taxes. These differences result from the following items:

For the year ended December 31,	2022	2021
Loss before income taxes	$(58,716)	$(56,857)
Combined federal and provincial income tax rates	27%	27%
Expected income tax recovery	$(15,853)	$(15,351)
Non-deductible expenses	1,367	2,325
Change in fair value of derivatives	(372)	(413)
Difference in tax rates in foreign jurisdictions	965	914
Tax effect of temporary differences for which no tax benefit has been recognized	13,781	12,024
Foreign exchange and other	112	501
Income tax recovery	$–	$–

Unused tax losses and other deductible temporary differences for which deferred tax assets have not been recognized are as follows:

As at December 31,	2022	2021
Non-capital losses (see below for expiry)	$31,243	$25,506
Exploration and evaluation expenditures	120,941	73,725
Other	957	1,105
	$153,141	$100,336

In assessing the recoverability of deferred tax assets other than deferred tax assets resulting from the initial recognition of assets and liabilities that do not affect accounting or taxable profit, management considers whether it is probable that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company has not recognized deferred tax assets for any temporary differences as their utilization is not considered probable at this time.

Solaris Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(In thousands of United States dollars, unless otherwise noted)

The non-capital losses may be applied to reduce future taxable income. The loss carry-forwards are in respect of Canadian, Peruvian, Chilean and Mexican operations and expire as follows:

As at December 31,	2022	Expiry	2021	Expiry
Canada	$12,482	2033-2042	$8,236	2033-2041
Peru	3,255	2022-2026	2,358	2021-2025
Chile	2,290	No expiry	2,048	No expiry
Mexico	7,672	2023-2032	9,797	2021-2031
Ecuador	5,540	2023-2027	3,065	2022-2026
USA	4	No expiry	2	No expiry
	$31,243		$25,506

17.	CAPITAL MANAGEMENT

The Company’s primary objective when managing capital is to ensure that it will be able to continue as a going concern and that it has the ability to satisfy its capital obligations and ongoing operational expenses, as well as having sufficient liquidity to fund suitable business opportunities as they arise.

The capital of the Company includes the components of equity attributable to shareholders of the Company, net of cash and cash equivalents. Capital is summarized in the following table:

As at December 31,	2022	2021
Equity	$20,318	$35,208
Cash and cash equivalents	(14,770)	(33,897)
	$5,548	$1,311

The Company manages its capital structure and makes adjustments to it as necessary in light of economic conditions. In order to maintain the capital structure, the Company may, from time to time, issue or buy back equity, repay debt, or sell assets. The Company, upon approval from its Board of Directors, intends to balance its overall capital structure through new share issues or by undertaking other activities as deemed appropriate under the specific circumstances.

18.	Financial instrument risk exposure and risk management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management process.

a)	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s financial assets.

The Company is primarily exposed to credit risk on its cash and cash equivalents and amounts receivable. Credit risk exposure is limited through maintaining its cash with high-credit quality financial institutions. The carrying value of these financial assets of $15,334 represents the maximum exposure to credit risk.

b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures that there is sufficient capital in order to meet short term business requirements after taking into account the Company’s holdings of cash.

Solaris Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(In thousands of United States dollars, unless otherwise noted)

At December 31, 2022, the Company had contractual cash flow commitments as follows:

	< 1 Year	1-3 Years	3-5 Years	> 5 Years	Total
Accounts payable and accrued liabilities	$8,336	$–	$–	$–	$8,336
Lease liabilities	145	90	–	–	235
Other long-term liabilities	–	–	–	98	98
Office rent obligations	357	506	151	–	1,014
Exploration expenses and other	180	–	–	–	180
	$9,018	$596	$151	$98	$9,863

c)	Foreign currency risk

The Company is exposed to currency risk on transactions and balances in currencies other than the functional currency. At December 31, 2022, the Company had not entered into any contracts to manage foreign exchange risk.

The functional currency of the parent company is Canadian dollars. Therefore, the Company is exposed to currency risk from the assets and liabilities denominated in US dollars. However, the impact on such exposure is not currently material.

The Company is also exposed to currency risk on financial assets and liabilities denominated in Peruvian soles, Chilean pesos, Mexican pesos and Guatemalan quetzals. However, the impact on such exposure is not currently material.

19.	Fair value measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy categorizes inputs to valuation techniques used in measuring fair value into the following three levels:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – inputs other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly, such as prices, or indirectly (derived from prices).

Level 3 – unobservable inputs for which market data are not available.

As at December 31, 2022, the Company’s derivative instruments are measured at fair value using Level 2 inputs. The carrying values of cash and cash equivalents, restricted cash, deposits, amounts receivable and accounts payable and accrued liabilities approximate fair value due to their short terms to maturity. There were no transfers between fair value levels in the periods presented.

20.	Related party transactions

Compensation of key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company, and comprises the Company’s Executive Chairman, President and Chief Executive Officer, Chief Financial Officer, Senior Vice President Corporate Affairs and Corporate Secretary and Directors.

Key management compensation for the years ended December 31, 2022 and 2021 is comprised of the following:

For the year ended December 31,	2022	2021
Share-based compensation	$2,768	$4,074
Salaries and benefits	1,103	884
Professional fees	595	475
	$4,466	$5,433

Solaris Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(In thousands of United States dollars, unless otherwise noted)

During 2021, the Company entered an agreement with Augusta Capital Corporation (“Augusta”) for consulting services. The owner of Augusta Capital Corporation is the Chairman and a major shareholder of the Company. Total amount charged by Augusta in 2022 was $595 (2021- $475).

Related party transactions

On January 2, 2020, the Company entered into an arrangement to share office space, equipment, personnel, consultants and various administrative services with other companies related by virtue of certain directors and management in common. These services have been provided through a management company equally owned by each company party to the arrangement. Costs incurred by the management company are allocated and funded by the shareholders of the management company based on time incurred and use of services. All of the parties have jointly entered into a rental agreement for office space. If the Company’s participation in the arrangement is terminated, the Company will be obligated to pay its share of the rent payments for the remaining term of the office space rental agreement. The Company’s obligation for future rental payments if the Company’s participation in the arrangement was terminated on December 31, 2022 was approximately $1,028 (December 31, 2021 – $603), determined based on the Company’s average share of rent paid in the immediately preceding 12 months.

The Company was charged for the following with respect to these arrangements in the years ended December 31, 2022 and 2021:

For the year ended December 31,	2022	2021
Salaries and benefits	$2,132	$1,253
Office and other	429	376
Filing and regulatory fees	79	53
Marketing and travel	20	24
	$2,660	$1,706

At December 31, 2022, amounts in prepaids and other include $45 due from a related party (December 31, 2021 – $67) with respect to this arrangement.

21.	Commitments

The Company is committed to payments for office leases premises through 2026 in the total amount of approximately $1,014 based on the Company’s current share of rent paid. Payments by fiscal year are:

2023	357
2024	341
2025	165
2026	151

The Company is committed to payments related to exploration expenses and other of $180 in 2023.

22.	Supplemental cash flow information

For the year ended December 31,	2022	2021
Non-cash items:
Shares issued on vesting or redemption of RSUs	$149	$32
Right of use asset acquired	$92	$433